June 3, 2025

Michael Mo
Chief Executive Officer
KULR Technology Group, Inc.
555 Forge River Road, Suite 100
Webster, TX 77598

       Re: KULR Technology Group, Inc.
           Registration Statement on Form S-3
           Filed on May 27, 2025
           File No. 333-287576
Dear Michael Mo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing